UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2009

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒        FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐        NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 of Telecom Italia Capital S.A. (Registration No. 333-156476) and Telecom Italia S.p.A. (Registration No. 333-156476-01) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K is being furnished to cause the exhibits listed below to be added to the Registration Statement on Form F-3 of Telecom Italia S.p.A. (Reg. No. 333-156476-01) and Telecom Italia Capital S.A. (Reg. No. 333-156476).

EXHIBIT INDEX

Exhibit 99.1	Opinion of Morgan, Lewis & Bockius LLP

Exhibit 99.2	Opinion of Linklaters LLP

Exhibit 99.3	Opinion of Labruna Mazziotti Segni

Exhibit 99.4	Fifth Supplemental Indenture, dated as of June 18, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2009

TELECOM ITALIA S.p.A.

BY:	/s/ Francesco Tanzi
Name:	Francesco Tanzi
Title:	Finance Director and Attorney-in-Fact